Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
NORANDA ALUMINUM HOLDING CORPORATION
Pursuant to Sections 228 and 242 of
the General Corporation Law of the
State of Delaware
NORANDA ALUMINUM HOLDING CORPORATION (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:
FIRST: Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Certificate of Amendment to the Corporation’s Amended and Restated Certificate of Incorporation (this “Certificate of Amendment”), each seven (7) shares of the Corporation’s Common Stock, par value $0.01 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, respectively, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).
SECOND: No fractional shares of Common Stock will be issued as a result of the Reverse Stock Split. Instead, each fractional share that would otherwise result from the Reverse Stock Split shall be rounded up to one whole share of common stock.
THIRD: Each person of record holding a certificate (if any) that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.
FOURTH: Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by replacing
Section 1 of the existing Article IV in its entirety with the following:
“Section 1. Authorized Shares. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 55,000,000 shares, of which 30,000,000 shares shall be common stock, $0.01 par value (“Common Stock”) and 25,000,000 shares shall be preferred stock, $0.01 par value (“Preferred Stock”). ”
FIFTH: This Certificate of Amendment shall become effective upon filing with the Delaware Secretary of State.
SIXTH: This Certificate of Amendment was duly authorized by the Corporation’s Board and adopted by written consent of the Corporation’s stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of the 25th day of August, 2015.
NORANDA ALUMINUM HOLDING CORPORATION

By: /s/ Gail E. Lehman
Name: Gail E. Lehman
Title: Chief Administrative Officer, General Counsel and Corporate Secretary